Exhibit 99.1
For analyst and media enquiries please
call Sean O’Sullivan on: (02) 8274 5239
18 March 2010
James Hardie files draft Explanatory Memorandum
for Stage 2 of re-domicile Proposal
James Hardie Industries SE (James Hardie) today announced that it has filed with the US Securities and Exchange Commission (SEC) and the Australian Securities Exchange (ASX) a Registration Statement on Form F-4 including a draft Explanatory Memorandum outlining Stage 2 of its previously announced two-stage plan (the Proposal) to transform to a Societas Europaea company and move its corporate domicile from The Netherlands to Ireland.
Following SEC review of the Registration Statement and formal Board approval of the change in corporate domicile, James Hardie will file the final Explanatory Memorandum with the ASX and the SEC and hold an Extraordinary General Meeting to seek shareholder approval to implement Stage 2 of the Proposal. The Extraordinary General Meeting currently is expected to be held in June 2010. The final Explanatory Memorandum mailed to shareholders will be amended from the draft document filed today. It will include the dates and times of the proposed Extraordinary General Meeting to be held in Amsterdam and the Extraordinary Information Meeting to be held in Sydney.
If shareholders approve Stage 2, the move to Ireland is expected to be completed early in the second half of 2010. Approval of Stage 2 will result in James Hardie becoming subject to Irish law in addition to the SE Regulation.
The draft Stage 2 Explanatory Memorandum is available now in the Investor Relations area of the company’s website (www.jameshardie.com).
James Hardie shareholders approved Stage 1 of the Proposal on 21 August 2009, with over 99% of votes cast at an Extraordinary General Meeting being in favour of the resolution. James Hardie completed Stage 1 of the Proposal and transformed from a public limited liability corporation registered in The Netherlands (Naamloze Vennootschap (NV)) to a European Company (Societas Europaea (SE)) registered in The Netherlands on 19 February 2010.
Ends
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:      +61 2 8274 5239
Email:             media@jameshardie.com.au
Facsimile:       +61 2 8274 5218
James Hardie Industries SE, ARBN 097 829 895
Incorporated in The Netherlands, with a corporate seat in Amsterdam
The liability of its members is limited. Dutch Registration Number: 34106455

Disclaimer: Forward looking statements
This presentation, and other statements that James Hardie Industries SE (James Hardie) may make, including statements about the benefits of James Hardie’s transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about our future performance;
▪	projections of our results of operations or financial condition;
▪	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;
▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
▪	expectations that our credit facilities will be extended or renewed;
▪	expectations concerning dividend payments;
▪	statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges;
▪	statements regarding tax liabilities and related audits and proceedings;
▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;
▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪	expectations concerning indemnification obligations; and
▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie’s Registration Statement (described below under the heading “Additional information and where to find it”) include but are not limited to:
▪	all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries;
▪	required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments;
▪	competition and product pricing in the markets in which we operate;
▪	the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings;
▪	general economic and market conditions;
▪	the supply and cost of raw materials;
▪	the success of research and development efforts;

▪	reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws;
▪	risks of conducting business internationally; compliance with and changes in laws and regulations;
▪	currency exchange risks;

▪	the concentration of our customer base on large format retail customers, distributors and dealers;
▪	the effect of natural disasters;
▪	changes in our key management personnel;
▪	inherent limitations on internal control; use of accounting estimates;
▪	and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate).
We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements.
Additional information and where to find it
In connection with the Proposal, James Hardie has lodged with the Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of an Explanatory Memorandum/Prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.
While there is no new issue of securities involved in the Proposal, under the US federal securities laws James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US securities laws. The Explanatory Memorandum is not a prospectus for the purposes of Australia’s Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with ASIC.
Investors and security holders of James Hardie are urged to read the Explanatory Memorandum forming part of the Registration Statement and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie’s Annual Report on Form 20-F and James Hardie’s subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australia at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries SE, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.
All material documents filed with the SEC will be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).
Participants in the solicitation
James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.